June 10, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	The Cooper Companies, Inc.
Form 10-K for the Year Ended October 31, 2010
Filed December 17, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2011
File No. 001-08597

Dear Mr. James:

The Cooper Companies, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Eugene J. Midlock, the Company’s Chief Financial Officer, dated May 31, 2011. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook, Page 37

1.	We refer to your disclosure in the second paragraph of page 38 that you have adequate resources to fund future operations. Please tell us how your disclosure considered Instruction 5 of paragraph 303(A) of Regulation S-K which requires a company to discuss liquidity on both a long-term and short-term basis. Further, under FRR 501.03.a, short-term liquidity generally covers cash needs up to 12 months into the future whereas the discussion of long-term liquidity and long-term capital resources must address material capital expenditures, significant balloon payments or other payments due on long-term obligations, and other demands or commitments, including any off-balance sheet items, to be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations.

RESPONSE

The Company believes that its cash flows provided by operating activities and by its recent debt refinancing will be sufficient to meet its operating requirements, contractual obligations and

Securities and Exchange Commission

June 10, 2011

commitments for the twelve month period (short-term) and beyond the next twelve months (long-term) measured from the date of the filing of its Annual Report on Form 10-K for the fiscal year ended October 31, 2010. The Company’s use of the words “future operations” was intended to convey to the reader that the Company expects future cash flows to be adequate to cover both short-term and long-term cash requirements.

In arriving at this conclusion, the Company considered the following factors which we disclosed in the Form 10-K:

1.	Positive operating cash flows as reported on the Consolidated Statements of Cash Flows and discussed in “Capital Resources and Liquidity” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Contractual obligations (long-term debt, interest payments and operating leases), commercial commitments including future benefit payments for pension plans, short-term debt and hedges as also discussed and disclosed in “Capital Resources and Liquidity” and Note 6. Debt, Note 7. Financial Instruments, Note 11. Employee Benefits and Note 12. Commitments and Contingencies.

The Company thus reviewed and analyzed the material cash flow trends, commitments, demands and uncertainties affecting its sources of cash flow, anticipated cash requirements and capital expenditures over the short- and long-term and concluded that it would be able to meet its operating cash needs, contractual obligations and commitments.

In response to the Staff’s comment, the Company will enhance its disclosure in future filings to discuss liquidity on both a short-term and a long-term basis in line with the requirements of Instruction 5 of paragraph 303(A) of Regulation S-K.

CVI Net Sales by Region, Page 40

2.	We see you recorded $10.1 million of out-of-period adjustments in the first quarter of 2010 related to under-accrued rebates in 2009. We also see you recorded out-of-period adjustments in fiscal 2009 of approximately $3.6 million that related to prior years. Please provide us with your analysis of whether the adjustments represented errors under ASC 250-10 or whether the adjustments were a change in accounting estimate. Please explain your reasoning.

RESPONSE

As noted in the Staff’s comment, during the fiscal first quarter of 2010, the Company identified and corrected errors related to rebate programs that reduced net sales by $10.1 million for the period. The Company recorded entries to correct for the under-accrual of various rebate programs that related to prior periods. The Company confirms to the Staff that this adjustment arose from an error in recognition and measurement in the financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles and oversight of facts that existed at the time the financial statements were prepared.

Securities and Exchange Commission

June 10, 2011

The Company performed a review of the rebate and incentive accrual processes and noted several factors including the use of inadequate redemption rates, a deficient methodology related to accounting for earned rebates not yet redeemed and insufficient review processes. While we concluded that deficiencies in our internal controls existed, we determined that compensating controls designed to detect material errors were operating effectively.

After review of the impact of the errors in the prior fiscal years, the Company concluded that the effects of the out-of-period adjustment was not quantitatively material to any previously issued consolidated financial statements, to the fiscal first quarter of 2010 or to projected full-year 2010 financial results. The Company also reviewed the magnitude of the out-of-period adjustment on a cumulative basis and correction of the errors in the fiscal first quarter of 2010 and concluded that the adjustment was not material based on the dollar value, percentage of net income or impact on earnings per share.

In addition to these quantitative factors, the Company also considered the total mix of information relating to the errors for each individual reporting period and on a cumulative basis, including each of the qualitative factors indicated in SAB 99. Specifically, the Company determined that the errors did not mask a change in earnings or other trends; did not hide a failure to meet analysts’ expectations; did not change a loss into profit or vice versa; did not have an effect of increasing management compensation; did not affect compliance with loan covenants, contracts, or regulatory requirements; and did not involve concealment of an unlawful transaction.

The Company therefore determined that the misstatement and the correction do not meet the concept of materiality as described in Statement of Financial Accounting Concepts No. 2: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

The Company respectfully submits that neither SAB 108 nor ASC 250 provides specific guidance regarding the process of correcting and disclosing an error which is immaterial to both the current period and the prior comparative periods presented. SAB 108 states that “[c]orrecting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” The Company has not found guidance in the applicable literature specifically governing how to label corrections of immaterial errors in prior year financial statements.

The Company also considered, The Center for Audit Quality, AICPA, FAQ regarding disclosure of immaterial corrections and noted that registrants should use judgment in deciding how much detail disclosure is necessary for immaterial corrections.

Securities and Exchange Commission

June 10, 2011

On the basis of these considerations, and our evaluations of materiality under SAB 99 and SAB 108, the Company concluded that the errors were not quantitatively and qualitatively material for each individual reporting period and on a cumulative basis, and that an appropriate method for correcting these immaterial errors was to record a correction in the Company’s fiscal first quarter of 2010 financial statements and to provide disclosure.

With respect to the fiscal 2009 adjustment of approximately $3.6 million, the Company identified and corrected several unrelated immaterial errors that impacted cost of sales for the period and resulted in a net decrease to net income of $3.6 million. For a comprehensive discussion, we respectfully refer you to the Company’s response to comment No. 5 in our response to the Staff dated November 10, 2009.

Restructuring Costs, Page 43

3.	We see that you have implemented restructuring plans in both 2010 and 2009. Please tell us how you considered the disclosure requirement of SAB Topic 5.P including disclosing the impact on headcount and quantifying and describing the expected cost savings from restructuring plans.

RESPONSE

In determining the disclosures referenced above, the Company reviewed the accounting guidance related to exit and restructuring activities and related disclosure guidance including SAB Topic 5.P3 and 5.P4. In the disclosures, the Company discussed the events and decisions which gave rise to each restructuring plan, identified the periods in which the cash outlays were anticipated, the expected completion dates of each significant component and the income statement line items that were impacted. The Company discussed the likely effects of management’s plans on its financial position, operating results and liquidity where the Company deemed a material effect was likely to occur.

With respect to the 2009 CooperVision Manufacturing restructuring plan, the Company disclosed the headcount reduction of approximately 480 direct manufacturing employees. The Company did not provide a quantitative discussion of the expected effects on future earnings and cash flows because the Company determined that the expected amount of future savings would not be material to known or expected future trends in operating performance. The Company estimated that there would be no savings in fiscal 2010, savings of approximately $7.5 million in fiscal 2011and that future savings would be approximately $15 million per year on an annualized basis thereafter. This compares to fiscal 2010 cost of sales of $482 million and forecasted annualized fiscal 2011 cost of sales of $480 million.

With respect to the Critical Activity restructuring plan that was initiated in the fiscal first quarter of 2009, the Company disclosed the events and decisions which gave rise to the restructuring and identified the periods in which the cash outlays were anticipated. This restructuring plan focused on streamlining work processes and reducing headcount across business functions and geographic regions. The Company did not provide a quantitative discussion of the expected cash savings because the Company determined that the amount of future savings would not be material to any income statement line items or known or expected future trends in operating performance.

Securities and Exchange Commission

June 10, 2011

Capital Resources and Liquidity, Page 48

4.	We note that your discussion of cash flows from operating activities reflects certain key performance indicators. The discussion of cash flows from operating activities should also describe the primary drivers of and other material factors necessary to convey an understanding of cash flows, describe the indicative value of historical cash flows, and describe the underlying business reasons for changes in operating cash flows from period-to-period. In future filings, you may consider items such as the impact of restructuring, litigation settlements, introduction of new products and business acquisitions. Please appropriately revise in future filings. For guidance please refer to the Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company will revise future filings to include additional discussion of the primary drivers of and other material factors necessary to convey an understanding of operating cash flows, describe the indicative value of historical cash flows and describe the underlying business reasons for changes in operating cash flows from period-to-period.

5.	In future filings, please disclose the amounts available under your revolving credit facilities.

6.	If applicable, please disclose material covenants for your borrowings and whether you are in compliance with the covenants. Refer to subsection C of Section IV of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

In response to comments No. 5 and No. 6, in prior annual and quarterly filings, this information was disclosed in the Company’s Notes to Consolidated Financial Statements under “Debt.” In the Company’s Quarterly Report on Form 10-Q for the fiscal second quarter ended April 30, 2011 that was filed on June 4, 2011, the Company revised its discussion of Capital Resources and Liquidity in its Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the disclosure of the amounts available under its revolving credit facilities together with a description and the status of the related material covenants.

In future filings, the Company intends to continue to include disclosure in substantially the same form in both its discussion of financing cash flows under Capital Resources and Liquidity and in the discussion of debt in its Notes to Consolidated Financial Statements.

Securities and Exchange Commission

June 10, 2011

7.	Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE

In response to the Staff’s comment requesting enhanced liquidity disclosure discussing the amount of cash, cash equivalents and investments held by foreign subsidiaries, the Company respectfully directs the Staff to the Company’s consolidated balance sheets and cash flows which reflect low amounts of cash and cash equivalents. The Company believes that it has adequate cash resources stemming from United States operations to fund domestic operations such as corporate expenditures or acquisitions without having to repatriate foreign undistributed earnings. Further, as disclosed in Note 6. Debt, the Company had $397.1 million available on its domestic revolving credit facility.

With respect to the repatriation of undistributed earnings, the Company disclosed in Note 5. Income Taxes that the “…Company intends to reinvest this amount outside the U.S. indefinitely.” The Company believes that its decision to permanently invest undistributed earnings did not have an adverse impact on its liquidity or ability to fund operating activities at year-end.

However, in future filings, the Company confirms that it will more specifically state the impact on liquidity and status of management’s decision to permanently invest undistributed earnings. In this regard, absent any change in policy, the Company intends to include in future filings a disclosure in substantially the form of the following in its discussion of Capital Resources and Liquidity:

“Further, the Company has reviewed its needs in the United States for possible repatriation of undistributed earnings of its foreign subsidiaries. The Company presently intends to continue to indefinitely invest all earnings outside of the United States of all foreign subsidiaries to fund foreign investments or meet foreign working capital and property, plant and equipment requirements.”

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, Page 64

Estimates and Critical Accounting Policies, Page 64

Securities and Exchange Commission

June 10, 2011

8.	Please tell us the significant terms of each of your customer incentive programs including cash discounts, promotional and advertising allowances, volume discounts, contractual pricing allowances, rebates and specifically established customer product return programs.

RESPONSE

As a part of normal business terms related to customer incentive programs, the Company provides for certain customer discounts, rebates and/or co-operative advertising allowances. These incentives are reflected in the Company’s arrangements with those customers and are typically tied to product purchasing levels.

The Company also offers rebates to some of its distributors which ensure the distributor achieves a minimum margin as measured by the difference between the Company’s sale price to the distributor and the negotiated price to be paid by the distributor’s customer.

Regarding product returns, customers generally have a period of time from the date of original invoice to return certain branded products provided they are unopened. Customers generally also have a shorter period of time to return any product for any defect. Isolated variations from this policy are reflected in specific agreements with those customers who have a different returns policy.

The Company respectfully affirms that it believes the disclosure referenced above to be adequate as it considers the exact terms relating to these programs to be sensitive and confidential competitive information.

9.	Please tell us how you account for and measure each of these programs. Tell us the amount and reasons for any adjustments recorded in the periods presented and your subsequent interim periods for under or over accruals for the customer incentives. Discuss how any adjustments have impacted the analysis and accounting for the programs and the related revenue recognition.

RESPONSE

The customer incentive programs include rebates that represent a return of a portion of the purchase price, generally based on minimum purchase requirements, that are recorded as a reduction of revenue in accordance with ASC 605-50-45-2 and ASC 605-50-25-7 to 9; and discounts that represent a reduction of the invoice amount that are recorded as a reduction to revenue in accordance with ASC 605-50-45-2 and ASC 605-50-55-2 to 5. Cooperative advertising incentives are generally recorded as a reduction of revenue in accordance with ASC 605-50-45-2 and ASC 605-50-55-2 to 5 as neither evidence of an identifiable benefit nor the fair value of such benefit is generally available.

Securities and Exchange Commission

June 10, 2011

The Company monitors, and adjusts as necessary, the accrual for its customer and distributor incentive programs on a monthly basis reviewing historical statistics as well as actual performance under any customer specific programs which may have an impact on past historical averages.

Product returns, as described above in our response to comment No. 8, are accounted for in accordance with ASC 605-15-25. The Company estimates the accrual for future product returns based on historical returns and records a reduction to revenue in the same period as the related product sales. The Company monitors actual results and trends and adjusts, as necessary, the reserve for returns.

The Company discusses in more detail in the response to comment No. 2 above, the reasons for the $10.1 million adjustment that the Company recorded in the fiscal first quarter of 2010. During the period, the Company identified errors in accounting for customer incentive programs and recorded adjustments to correct for the under-accrual of various rebate programs that related to prior periods. The Company performed a review and remediated issues identified in the rebate and incentive accounting processes. The remediation efforts included the addition of qualified headcount and investments in information technology infrastructure. The company respectfully confirms that it believes the processes, as remediated, to account for and measure customer incentive programs are functioning appropriately.

Note 5. Income Taxes, Page 75

10.	We refer to your disclosure on page 79 related to the impact on your financial position of the proposed IRS adjustments. Please tell us the impact on your results of operation and cash flows and why you did not include this information in your disclosures.

RESPONSE

As of the date of this letter, there has been no impact on the Company’s results of operations and cash flows regarding the proposed adjustments discussed in the disclosure referenced above. At the time of filing the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, the Company was continuing active discussions with the Internal Revenue Service (IRS) Appeals Office concerning the technical merits of the IRS’s proposed adjustments. The opening conference with the Appeals Office was held on September 23, 2010, initiating several discussions and much correspondence regarding factual development and technical analysis. This process continued into the fiscal second quarter of 2011. While during the process, the Appeals Office came to agree with the Company’s technical position for several of the issues, the Company did not have an adequate basis for assessing the Appeals Office’s final conclusions. For this reason, the Company disclosed in its Annual Report on Form 10-K its best assessment at the time of filing.

Securities and Exchange Commission

June 10, 2011

Subsequently, on April 1, 2011, the IRS issued a Notice of Deficiency which completely withdrew one of the two proposed adjustments that the Company discussed in the disclosure referenced above, and assessed a deficiency against the Company solely based on Subpart F of the Internal Revenue Code. The Company addressed the IRS’s position with the following disclosure in its Quarterly Report on Form 10-Q for the fiscal second quarter ended April 30, 2011:

On April 1, 2011, the Internal Revenue Service (IRS) issued a Notice of Deficiency to the Company in connection with its audit of the Company’s income tax returns for the years 2005 and 2006. The Notice asserts that the Company is subject to additional taxes due to a proposed adjustment under the anti-deferral provisions of Subpart F of the Internal Revenue Code. If sustained, such taxes should be offset by the Company’s existing federal net operating loss carryforwards leaving a $1.2 million balance of proposed taxes owed. The Company intends to defend its positions taken in its income tax returns vigorously. However, if the IRS’s contentions were sustained, the Company’s existing federal net operating loss carryforwards could be materially reduced, which could result in a material adverse effect on the Company’s future net income.

11.	Please tell us the types of events that would cause your temporary difference for undistributed earnings of foreign subsidiaries to become taxable and the amount of the unrecognized deferred tax liability for the temporary difference if determination of that liability is practicable. Please also tell us how you considered the disclosures required by ASC 740-30-50-2.

RESPONSE

The Company respectfully submits that its current position concerning its indefinite reinvestment of foreign earnings is in compliance with current statutes and regulations. The Company anticipates expanding its capital investments outside of the United States, and has no plans for repatriation of foreign earnings into the United States.

The types of events that would cause these earnings to be taxable in the future could include a congressional act to effectively and materially change the current relevant statutes and regulations; disposition of the Company’s investment in its foreign subsidiaries; and investment in United States property. As none of these events is presently anticipated, the Company respectfully submits that it is not in the position to make any meaningful disclosures concerning future taxability of the Company’s foreign earnings and related temporary differences.

The Company respectfully submits that the determination of the amount of the unrecognized deferred tax liability for the temporary differences would not be practical as it would require a comprehensive and historic analysis of all of the Company’s foreign affiliates’ earnings and profits, foreign taxes paid and potential non-U.S. withholding tax liabilities, as well as the Company’s United States foreign tax credit position including its overall foreign and domestic loss accounts.

Securities and Exchange Commission

June 10, 2011

Note 11. Employee Benefits, Page 99

12.	We refer to the table of assumptions included on page 101. We note your expected rate of return on plan assets at the end of the year and for determining net periodic pension cost range from 8.5% to 9.0% for the periods presented. Please tell us how this rate compares to your historical returns and provide the returns for the medium-to-large-sized defined benefit pension funds with similar asset allocations you described.

RESPONSE

The expected return on plan assets represents the estimated long-term expected return on the plan assets. As described in the disclosure referenced above, the expected rate of return on plan assets and for determining net periodic pension cost declined at the end of fiscal 2010 to 8.5% from 9.0%. For comparison of historical results, the Company uses January 2003 as the base period and as of April 30, 2011 the rate of return on plan assets was 8.96%. This includes the negative returns reflecting global recessionary pressures beginning in 2008. The return from January 2003 through August 31, 2007 was 12.39% and through August 31, 2008 was 9.46%. The return from January 2003 through October 31, 2009 declined to 6.66% reflecting the general economy. However, the 2009 year-to-date returns had rebounded to 16.92%. As of October 31, 2010, the return to date was 7.89% with prior 12 month and 24 month returns as of October 31, 2010 of 16.65% and 15.85%, respectively. Per the implementation guidance on the adoption of ASC 715, Compensation – Retirement Benefits, the assumptions used to measure the Company’s annual pension expense were determined as of October 31, the balance sheet date, for fiscal 2010 and 2009 and as of August 31 for prior fiscal years.

The Company respectfully informs the Staff that the historical returns for the medium-to-large-sized defined benefit pension funds with similar asset allocations to the Company are not readily available. However, the Company’s third-party investment manager provides a blended policy index with similar target allocations and using the same base period as above, the return on this index as of April 30, 2011 was 8.73%.

13.	We refer to your disclosure on page 103 regarding observable Level 2 inputs. Please tell us about your “individual fund procedures” and how liquidity restrictions and fund status impacted your valuations.

RESPONSE

The fair values of the Company’s investments in equity and bond mutual funds and real estate funds are based on the observable value of the funds underlying investments. The Company classifies these investments as Level 2 on the fair value hierarchy as there are insufficient transactions to classify these investments as Level 1. In the Company’s review of the funds, the Company noted that each followed written procedures for establishing the unit value on a periodic basis, there were no liquidity restrictions and that the funds are open to new investors. The Company reviews liquidity restrictions and fund status as it believes that the existence of such restrictions impact the fair value and classification. The funds disclosed had no redemption gates or lock-up periods and no other significant adjustments to the value based on each fund’s underlying investments.

Securities and Exchange Commission

June 10, 2011

14.	In a related matter, we see your disclosure related to Level 3 assets followed by the fair value determination description of real estate funds. Please tell us if the real estate funds were evaluated using Level 3 inputs, and if so, why they are not reflected as a Level 3 asset in the table on page 102.

RESPONSE

The real estate funds were evaluated based on observable Level 2 inputs, similar to the discussion in response to comment No. 13 above. The Company classifies these investments as Level 2 on the fair value hierarchy as there are insufficient transactions to classify these investments as Level 1. The Company will revise future annual filings to include the discussion of investments in such real estate funds in the Company’s discussion of Level 2 inputs, substantially in the form of:

The Plan has an established process for determining the fair value of plan assets. Fair value is based upon quoted market prices, as Level 1 inputs, where available. For our investments in equity and bond mutual funds, and real estate funds, fair value is based on observable, Level 2 inputs, as price quotes are not available. Observable inputs include individual funds procedures for establishing value as well as liquidity restrictions and fund status regarding new investors. For fiscal 201X, the fair values of these funds were not impacted by liquidity restrictions or the fund status. Level 3 assets are those where price quotes are not readily available and the fair value is determined based on unobservable inputs.

Note 12. Commitments and Contingencies, Page 104

15.	We note the disclosure that by “describing any particular matter, the Company does not intend to imply that it or its legal advisors have concluded or believe that the outcome of any of those particular matters is or is not likely to have a material adverse impact upon the Company’s consolidated financial position, cash flows or results of operations.” Please tell us why you included this disclosure and your consideration of the disclosures required by ASC 450-20-50.

RESPONSE

The disclosure referenced above that management was unable to determine the materiality of the outcome of any legal proceedings described was intended to clarify that management was not rendering a conclusion of materiality, nor finality, with respect to the estimated loss contingencies of the legal proceedings disclosed in the Annual Report on Form 10-K. As such, the disclosure referenced above is not intended to conflict with but simply to supplement the loss contingency disclosures. In future filings, the Company will omit the disclosure referenced above.

Securities and Exchange Commission

June 10, 2011

With respect to consideration of the disclosure requirements of ASC 450-20-50, the Company respectfully refers the Staff to the disclosures of the specific legal proceedings described in the note referred to above. The Company considered the disclosures required by ASC 450-20-50 and disclosed for each of the two named legal proceedings the accrual for the applicable loss contingency. The Company disclosed the settlement in principle of the securities class action litigation of $27 million as discussed in more detail in the response to comment No. 16 below. The Company further disclosed that in the shareholder derivative litigation, no damages were sought from the Company and, pursuant to a settlement agreement to be approved by the court, attorneys’ fees payable to plaintiffs were not to exceed $750 thousand.

16.	We note that you recorded a legal settlement of $27 million in the quarter ending April 30, 2010. Please respond to the following:

•

In your October 31, 2009 Form 10-K and January 31, 2010 Form 10-Q, we noted no disclosure of an estimate of the possible loss or range of loss nor a statement that such an estimate cannot be made. Please explain how you evaluated your disclosure obligations under ASC 450-20-50, including paragraph 50-4.

•	Please explain the triggering events that caused you to record the accrual in the quarter ending April 30, 2010.

RESPONSE

The Company confirms that it assesses contingencies related to claims, suits and proceedings pursuant to ASC 450-20.

The Company’s analysis as to this legal settlement was based on the following facts. Throughout the litigation in question, the Company believed in the merits of its defense. However, as included in the disclosure referenced above in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010 that was filed on March 3, 2010, the Company expected to exhaust its insurance coverage in defense of the litigation. This would result in increased general and administrative expenses with respect to the litigation as the case proceeded to trial. With this information, the Company and the plaintiffs held a court-recommended mediation on April 26, 2010 despite the fact that previous settlement discussions had been unsuccessful. This mediation resulted in a proposed settlement for payment to plaintiffs of $27.0 million, subject to Court approval and certain other conditions including approval by the Company’s Board of Directors. The proposed settlement reached at the mediation provided the Company for the first time with an outcome that was both probable and reasonably estimable under ASC 450-20. The Company continued to believe in the merits of its case and ability to prevail at trial and/or on appeal. Notwithstanding this, by entering into the proposed settlement agreement, the Company was able to avoid the distraction, legal fees and expenses necessary to proceed to trial and allow members of management to focus on other business initiatives.

Securities and Exchange Commission

June 10, 2011

On May 4, 2010, following approval by the Board of Directors, management issued a press release and filed a Current Report on Form 8-K disclosing the settlement and the Company’s intent to record a charge in our fiscal second quarter ended April 30, 2010. This charge was disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ending April 30, 2010, and in the Annual Report on Form 10-K for the fiscal year ended October 31, 2010.

Item 9A. Controls and Procedures, Page 117

Evaluation of Disclosure Controls and Procedures, Page 117

17.	Your current disclosure appears to qualify the conclusion required by Item 307 of Regulation S-K which requires the company to disclose the conclusions of the company’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report. That is, the company should disclose whether the disclosure controls and procedures are or are not effective. Please revise future filings to comply with Item 307 of Regulation S-K.

RESPONSE

The disclosure referenced above was not intended to qualify the Company’s assessment that its disclosure controls and procedures were effective for the fiscal year ended October 31, 2010. The Company’s disclosure in Part I, Item 4. Controls and Procedures of the Quarterly report on Form 10-Q for the fiscal second quarter ended April 30, 2011 filed on June 3, 2011 after receipt of the Staff’s comment was in the form of the following:

The Company has established and currently maintains disclosure controls and procedures designed to ensure that material information required to be disclosed in its reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission and that any material information relating to the Company is recorded, processed, summarized and reported to its principal officers to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In conjunction with the close of each fiscal quarter, the Company conducts a review and evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer, based upon their evaluation as of April 30, 2011, the end of the fiscal quarter covered in this report, concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

Securities and Exchange Commission

June 10, 2011

As of April 30, 2011, there has been no change in the Company’s internal control over financial reporting during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In response to the Staff’s comment, the Company will employ substantially the same form in future filings to include the conclusion required by Item 307 of Regulation S-K.

Form 10-Q for the Quarterly Period Ending January 31, 2011

Financial Statements, Page 3

Note 2. Acquisitions and Restructuring Costs, Page 9

18.	Please show us how you determined the amount of gain on the settlement of your preexisting relationship with Aime of $6.1 million. Relate the calculation to the accounting literature relied upon. Refer to ASC 805-10-25-20 through 25-21 (formerly paragraphs 57 – 58 of SFAS 141R).

RESPONSE

The Company recorded a $6.1 million gain on settlement of a preexisting relationship because, prior to the acquisition of certain assets of Aime, Aime had retained the right to sell the Company’s Biofinity brand of contact lenses in certain defined markets, and the Company was obligated to sell Biofinity to Aime at the Company’s cost.

In reacquiring this contractual right, the Company gained control of the marketing and distribution rights to its Biofinity contact lens products in the contracted markets, enabling the Company to enter the Japanese market with a silicone hydrogel material lens.

According to ASC 805-10-55-21, if the business combination settles a preexisting contractual relationship, the acquirer would record the lesser of (i) the amount by which the contract is favorable or unfavorable as compared to market terms or (ii) the amount of any stated settlement provision. Since there is no stated settlement provision, the measurement of value is the amount by which the contract is favorable or unfavorable, when compared with pricing for current market transactions for the same or similar items.

The value of the settlement of the preexisting contractual relationship is quantified using a favorable versus unfavorable analysis of contract terms as compared to market rates for similar rights. According to the contract, the main financial term is the Company’s provision of Biofinity to Aime at cost. The market rate is based on the cost plus percentage charged to other distributors for similar rights.

Securities and Exchange Commission

June 10, 2011

The Company’s analysis quantified the incremental value that could be earned by the Company if the contract was re-negotiated at market. Since the contract terms were based on the Company’s provision of product to Aime at cost, the Company analyzed the margin resulting from the contract terms as compared to the incremental margin that could be earned by providing product to another third party distributor.

For the analysis, revenues reflected forecasted revenues for the Biofinity product on a stand-alone basis. Contract cost of sales were calculated as a percentage of revenues using the contact terms. Market cost of sales were calculated as a percentage of revenues using the cost plus margin that the Company would earn by selling to another third party distributor. The differential cash flows between contract cost of sales and market cost of sales represent the incremental income that the Company would earn if it were able to re-negotiate the Aime contract at market. The annual favorable cash flow amounts were then discounted to their present value equivalents using the Company’s internal rate of return.

The discounted favorable cash flow amounts resulted in a $6.1 million gain as the preexisting contractual right was at unfavorable terms to the Company.

Note 13. Contingencies, Page 25

19.	We refer to your disclosure that the results of contingencies “cannot be predicted with certainty.” In that regard, FASB ASC 450-20 does not require that contingencies be certain for accounting or disclosure purposes. Please explain why you included this disclosure and how it factored into the company’s assessment of its liabilities for these contingencies.

RESPONSE

The Company concurs with the Staff’s statement that FASB ASC 450-20 does not require that contingencies be certain for accounting or disclosure purposes and that the Company employs FASB ASC 450-20 in assessing its accruals and disclosures. The Company’s disclosure referenced above was intended only to state the Company’s assessment that there were no known claims, suits or proceedings that would have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole. The Company believes that this disclosure is helpful to investors.

In response to the Staff’s comment, the Company will revise the sentence in question to remove the language regarding “cannot be predicted with certainty” from the introductory phrase in future filings.

Securities and Exchange Commission

June 10, 2011

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings. Our future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Eugene J. Midlock

Eugene J. Midlock
Senior Vice President and
Chief Financial Officer

cc:	Leigh Ann Schultz - SEC
Kate Tillan, Assistant Chief Accountant - SEC
Christopher Kaufman - Latham & Watkins